UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oblong, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

674434 105

(CUSIP Number)

February 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674434 105	13G	Page 2 of 16

1	NAMES OF REPORTING PERSONS Greenspring Opportunities III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,554,541
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,554,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,541
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 674434 105	13G	Page 3 of 16

1	NAMES OF REPORTING PERSONS Greenspring Global Partners VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 945,168
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 945,168

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 674434 105	13G	Page 4 of 16

1	NAMES OF REPORTING PERSONS Greenspring Global Partners VII-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 91,182
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 91,182

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 674434 105	13G	Page 5 of 16

1	NAMES OF REPORTING PERSONS Greenspring Opportunities IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,101,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,101,770

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 674434 105	13G	Page 6 of 16

1	NAMES OF REPORTING PERSONS Greenspring Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,692,661
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,692,661

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 674434 105	13G	Page 7 of 16

1	NAMES OF REPORTING PERSONS Charles Ashton Newhall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,692,661
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,692,661

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 674434 105	13G	Page 8 of 16

1	NAMES OF REPORTING PERSONS James Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,692,661
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,692,661

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 674434 105	13G	Page 9 of 16

Item 1(a).	Name of Issuer:

Oblong, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25587 Conifer Road, Suite 105-231, Conifer, Colorado 80433.

Item 2(a).	Names of Persons Filing:

(i) Greenspring Opportunities III, L.P. (“Opportunities III”);

(ii) Greenspring Global Partners VII-A, L.P. (“Global Partners VII-A”);

(iii) Greenspring Global Partners VII-C, L.P. (“Global Partners VII-C”);

(iv) Greenspring Opportunities IV, L.P. (“Opportunities IV,” and together with Opportunities III, Global Partners VII-A, and Global Partners VII-C, the “Funds”);

(v) Greenspring Associates, LLC (“Greenspring”); and

(vi) Charles Ashton Newhall (“Newhall”) and James Lim (“Lim” and, together with Newhall, the “Directors,” and the Directors, together with Opportunities III, Global Partners VII-A, Global Partners VII-C, Opportunities IV, and Greenspring, the “Reporting Persons”).

Greenspring Opportunities General Partner III, L.P., is the general partner of Opportunities III, and Greenspring Opportunities GP III, LLC is the general partner of Greenspring Opportunities General Partner III, L.P. Greenspring General Partner VII, L.P. is the general partner of Global Partners VII-A, and Greenspring GP VII, Ltd. is the general Partner of Greenspring General Partner VII, L.P. Greenspring General Partner VII, L.P. is the general partner of Global Partners VII-C, and Greenspring GP VII, Ltd. is the general partner of Greenspring General Partner VII, L.P. Greenspring Opportunities General Partner IV, L.P. is the general partner of Opportunities IV, and Greenspring Opportunities GP IV, LLC is the general partner of Greenspring General Partner IV, L.P.

Greenspring is the sole member of Greenspring Opportunities GP III, LLC, Greenspring GP VII, Ltd. and Greenspring Opportunities GP IV, LLC. Mr. Newhall and Mr. Lim are the directors of Greenspring..

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each Reporting Person is c/o Greenspring Associates, LLC, 100 Painters Mill Road, Suite 700, Owings Mills, MD 21117.

Item 2(c).	Citizenship:

Each of the Funds are limited partnerships organized under the laws of the State of Delaware. Greenspring is a limited liability company organized under the laws of the State of Delaware. Each of the Directors is a United States Citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

674434 105

CUSIP No. 674434 105	13G	Page 10 of 16

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Opportunities III is the record holder of 1,554,541 shares of Common Stock. Global Partners VII-A is the record holder of 945,168 shares of Common Stock. Global Partners VII-C is the record holder of 91,182 shares of Common Stock. Opportunities IV is the record holder of 1,101,770 shares of Common Stock. Greenspring is the sole member of each of the general partners of the general partners of the Funds, and Mr. Newall and Mr. Lim are the directors of Greenspring.

(b)

Percent of Class: See Line 11 of the cover sheets. The percentages presented on the cover sheets of this Schedule 13G are based on 26,618,184 outstanding shares of Common Stock, as disclosed in the Issuer’s Form 8-K filed on February 2, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: see line 8 of cover sheets.

CUSIP No. 674434 105	13G	Page 11 of 16

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 674434 105	13G	Page 12 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

GREENSPRING OPPORTUNITIES III, L.P.

By:	Greenspring Opportunities General Partners III, L.P.,
its general partner

By:	Greenspring Opportunities GP III, LLC,
its general partner

By:	Greenspring Associates, LLC,
its sole member

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING GLOBAL PARTNERS VII-A, L.P.

By:	Greenspring General Partner VII, L.P.,
its general partner

By:	Greenspring GP VII, Ltd.,
its general partner

By:	Greenspring Associates, LLC,
its sole member

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING GLOBAL PARTNERS VII-C, L.P.

By:	Greenspring General Partner VII, L.P.,
its general partner

By:	Greenspring GP VII, Ltd.,
its general partner

By:	Greenspring Associates, LLC,
its sole member

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

CUSIP No. 674434 105	13G	Page 13 of 16

GREENSPRING OPPORTUNITIES IV, L.P.

By:	Greenspring Opportunities General Partner IV, L.P.,
its general partner

By:	Greenspring Opportunities GP IV, LLC,
its general partner

By:	Greenspring Associates, LLC,
its sole member

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING ASSOCIATES, LLC

By:	/s/ Eric Thompson
Eric Thompson
Chief Operating Officer

*

Charles Ashton Newhall

*
James Lim

*By:	/s/ Eric Thompson
Eric Thompson
As attorney-in-fact

This Schedule 13G was executed by Eric Thompson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.